Exhibit 99.12
Wipro Limited — Results for the quarter & six months ended September 30, 2006
Wipro Limited — Consolidated Audited Segment-wise
Business performance for the quarter and six months ended
September 30, 2006 (In Rs. Million)

	Quarter ended			Six months ended
	September 30,			September 30,			Year ended
Particulars	2006	2005	Growth %	2006	2005	Growth %	March 31, 2006

Revenues
IT Services	23,538	17,131	37%	45,380	32,626	39%	72,531
Acquisitions	1,368	—		1,933			502
BPO Services	2,299	1,817	27%	4,397	3,640	21%	7,627
Global IT Services and Products	27,205	18,948	44%	51,710	36,266	43%	80,660
India and AsiaPac IT Services and Products	5,426	3,980	36%	9,990	7,362	36%	17,048
Consumer Care and Lighting	2,025	1,437	41%	3,793	2,801	35%	6,008
Others	1,098	841	31%	1,902	1,548	23%	3,323
Eliminations	(292)	(138)		(508)	(290)		(781)
TOTAL	35,462	25,068	41%	66,887	47,687	40%	106,258
Profit Before Interest and Tax (PBIT)
IT Services	6,099	4,396	39%	11,789	8,398	40%	18,751
Acquisitions	14	—		(82)			45
BPO Services	526	228	131%	952	384	148%	1,058
Global IT Services and Products	6,639	4,624	44%	12,659	8,782	44%	19,854
India and AsiaPac IT Services and Products	468	299	57%	821	517	59%	1,459
Consumer Care and Lighting	246	195	26%	477	382	25%	805
Others	95	123	-23%	164	199	-18%	388
TOTAL	7,448	5,241	42%	14,121	9,880	43%	22,506
Interest & Dividend — Net	512	287	78%	1,019	501	103%	1,272
PROFIT BEFORE TAX	7,960	5,528	44%	15,140	10,381	46%	23,778
Income Tax expense including Fringe Benefit Tax	(1,050)	(831)	26%	(2,091)	(1,459)	43%	(3,391)
Profit before Share in earnings / (losses) of Affiliates and minority interest	6,910	4,697	47%	13,049	8,922	46%	20,387
Share in earnings of affiliates	92	83		157	139		288
Minority interest	—	—	—	—	(1)		(1)
PROFIT AFTER TAX	7,002	4,780	46%	13,206	9,060	46%	20,674
EARNINGS PER SHARE — EPS
(PY: Adjusted EPS for bonus issue in ratio of 1:1)
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	4.91	3.41		9.29	6.47		14.70
Diluted (in Rs.)	4.84	3.36		9.15	6.38		14.48
Operating Margin
IT Services	26%	26%		26%	26%		26%
Acquisitions	1%	—		-4%	—		9%
BPO Services	23%	13%		22%	11%		14%
Global IT Services and Products	24%	24%		24%	24%		25%
India and AsiaPac IT Services and Products	9%	8%		8%	7%		9%
Consumer Care and Lighting	12%	14%		13%	14%		13%
TOTAL	21%	21%		21%	21%		21%
Capital Employed
IT Services	27,552	26,147		27,552	26,147		27,952
Acquisitions	8,689	—		8,689	—		2,692
BPO Services	1,991	5,313		1,991	5,313		6,357
Global IT Services and Products	38,232	31,460		38,232	31,460		37,001
India and AsiaPac IT Services and Products	2,372	1,883		2,372	1,883		2,401
Consumer Care and Lighting	2,488	1,021		2,488	1,021		1,210
Others	40,663	31,148		40,663	31,148		26,272
TOTAL	83,755	65,512		83,755	65,512		66,884
Capital Employed Composition
IT Services	33%	40%		33%	40%		42%
Acquisitions	10%	—		10%	—		4%
BPO Services	2%	8%		2%	8%		10%
Global IT Services and Products	45%	48%		45%	48%		55%
India & AsiaPac IT Services and Products	3%	3%		3%	3%		4%
Consumer Care and Lighting	3%	2%		3%	2%		2%
Others	49%	47%		49%	47%		39%
TOTAL	100%	100%		100%	100%		100%
Return on average capital employed:
IT Services	92%	65%		85%	64%		76%
Acquisitions	1%	—		-3%	—		3%
BPO Services	47%	33%		46%	17%		14%
Global IT Services and Products	68%	62%		67%	57%		59%
India & AsiaPac IT Services and Products	67%	63%		69%	64%		77%
Consumer Care and Lighting	42%	90%		52%	79%		76%
TOTAL	37%	34%		37%	33%		37%
Notes to Segment Report
1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes exchange differences which are reported in other income in the financial statements.
3. PBIT for the quarter and six months ended September 30, 2006 is after considering restricted stock unit amortisation of Rs. 448 Million (2005: Rs. 150 Million) and Rs. 596 Million (2005: Rs. 323 Million) respectively. PBIT of Global IT Services and Products for the quarter and six months ended September 30, 2006 is after considering restricted stock unit amortisation of Rs. 392 Million (2005: Rs. 133 Million) and Rs. 522 Million (2005: Rs. 278 Million) respectively.
4. Capital employed of segments is net of current liabilities as shown in the table.
(In Rs. Million)

	As of		As of
	September 30,		March 31,
Name of the Segment	2006	2005	2006

Global IT Services and Products	17,747	11,766	13,510
India & AsiaPac IT Services and Products	5,619	4,056	5,314
Consumer Care and Lighting	1,327	1,146	1,080
Others	839	833	8,866

	25,532	17,801	28,770

     5. Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 33,826 Million (2005: Rs. 26,689 Million & 2006: Rs. 28,912 Million).
     6. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(In Rs. Million)

	Quarter ended				Six months ended
	September 30,				September 30,
Geography	2006	%	2005	%	2006	%	2005	%

India	7,131	20%	5,272	21%	13,072	20%	9,899	21%
USA	18,063	51%	12,649	51%	34,453	52%	24,094	51%
Europe	8,181	23%	5,611	22%	15,697	23%	10,713	22%
Rest of the world	2,087	6%	1,536	6%	3,665	5%	2,981	6%

Total	35,462	100%	25,068	100%	66,887	100%	47,687	100%

7. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
8. Until June 30, 2005, the Company reported IT services and BPO services as an integrated business segment — Global IT Services and Products. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.
9. Effective December 1, 2005, Wipro Inc. acquired 100% equity of mPower Software Services Inc. and its subsidiaries for an aggregate cash consideration of Rs. 1,275 Million. This acquisition resulted in goodwill arising on consolidation of Rs. 1,089 Million.
In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, mPower Software Services Inc amalgamated with Wipro Inc with effect from April 2006, Wipro Inc has accounted for the amalgamation as an amalgamation in the nature of purchase in accordance with AS 14 –Accounting for amalgamation.
Following are the salient features of the scheme:
a) 200 equity shares of USD 0.01 each held by Wipro Inc in mPower Software Services Inc. were cancelled and extinguished, from the effective date of the scheme.
b) All the assets and liabilities of mPower Software Services Inc are recorded in the books of Wipro Inc at their fair value amounts determined by management as on the effective date of the amalgamation.
The amalgamation did not have a material impact on the consolidated financial statements.
10. In December 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,157 Million and earn-out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period. This acquisition resulted in goodwill arising on consolidation, amounting to Rs. 849 Million. The consideration paid was subject to certain working capital adjustments. In the period ended September 30, 2006, the Company has completed the working capital adjustments and paid an additional consideration of Rs. 69 Million, which has resulted in additional goodwill.
11. Effective April 1, 2006, the Company acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
Through this acquisition, the Company will expand its operations in Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.
The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 907 Million has been recorded.
12. Effective June 1, 2006, the Company acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
As a part of this acquisition, the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimisation and integration. Through this acquisition, the Company is able to expand domain expertise both in retail and technology sector and enables presence in five different geographical locations.
The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 2,053 Million has been recorded.
13. On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward / incentives estimated to be receivable as on the acquisition date. The earn-out and additional payments will be recorded as additional purchase price when the contingency is resolved. Through this acquisition the Company would be able to expand it’s presence in the engineering services sector in Finland and the Nordic region. The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 760 Million has been recorded.
14. In May 2006, the Company acquired the trademark / brand “North -West”, plant and machinery, moulds and dies and technical know-how relating to plant and machinery from North-West Switchgear Limited for an aggregate cash consideration of Rs 1,053 Million and an earn-out of Rs. 200 Million to be determined and paid in future based on specific financial metrics being achieved during a four year period. The Company has also entered into a non-compete agreement with the sellers of “North-West” brand for a cash consideration of Rs. 30 Million.
Wipro Limited – Stand alone – Parent Company
Audited Financial Results for the quarter and six months ended
September 30, 2006 (In Rs. Million)

	Quarter ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2006	2005	2006	2005	2006

REVENUES	33,211	22,549	63,227	42,821	102,479
Cost of Sales / Services
a. Consumption of raw materials	4,201	3,481	7,711	6,242	13,265
b. Other expenditure	17,364	10,954	33,074	20,940	52,593
Gross Profit	11,646	8,114	22,442	15,639	36,621
Selling and Marketing expenses	2,035	1,534	3,992	3,049	6,514
General and Administrative expenses	1,669	1,024	3,028	1,878	5,065
Operating Profit before interest and depreciation	7,942	5,556	15,422	10,712	25,042
Interest expense	26	3	27	9	31
Depreciation	888	585	1,699	1,148	2,923
Operating Profit after interest and depreciation	7,028	4,968	13,696	9,555	22,088
Other income	542	386	1,045	469	1,317
Profit before tax	7,570	5,354	14,741	10,024	23,405
Provision for tax	918	824	1,898	1,445	3,200
PROFIT FOR THE PERIOD	6,652	4,530	12,843	8,579	20,205
Paid up equity share capital	2,869	2,830	2,869	2,830	2,852
Reserves	77,434	56,837	77,434	56,837	61,353
Earnings per share (EPS)
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)	4.67	3.23	9.03	6.12	14.37
Diluted (in Rs.)	4.60	3.18	8.90	6.04	14.15
Aggregate of public shareholding
Number of shares	251,517,083	253,820,822	251,517,083	253,820,822	264,618,007
Percentage of holding	17.53%	17.94%	17.53%	17.94%	18.55%
Details of expenditure
Items exceeding 10% of total expenditure
Staff Cost	14,234	9,629	27,003	18,654	42,790
* Includes Increase / (Decrease) in finished and processed stocks	(100)	(128)	(226)	(14)	(242)
Status of Redressal of Complaints received for the period from July 1, 2006 to September 30, 2006

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved

Non-receipt of Securities	—	7	7	—
Non-receipt of Annual Reports	—	22	22	—
Correction / revalidation of Dividend warrants	—	184	184	—
SEBI / Stock Exchange complaints	—	2	2	—
Non-receipt of Dividend warrants	—	142	142	—

Total	—	357	357	—

Notes:
1. The above audited financial results were approved by the Board of Directors of the Company at its meeting held on October 18, 2006.
2. Effective April 1, 2006, the Company through its subsidiaries acquired 100% equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration includes cash payment of Rs. 884 Million and an earn-out of USD 12 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period.
3. Effective June 1, 2006, the Company through its subsidiaries acquired 100% equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration includes cash payment of Rs. 2,442 Million and an earn-out of Euro 11 Million to be determined and paid in the future based on specific financial metrics being achieved over a two year period.
4. On June 29, 2006, the Company acquired 100% equity of Saraware Oy (Saraware). Saraware provides design and engineering services to telecom companies. The consideration includes cash payment of Rs. 947 Million and an earn-out of Euro 7 Million to be determined based on financial targets being achieved over a period of 18 months. In addition, the purchase price payable to the sellers includes an amount payable equivalent to the amount collected against certain specific reward / incentives estimated to be receivable as on the acquisition date.
5. In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services. The consideration includes upfront cash payment of Rs. 142 Million, a deferred cash payment of USD 3 Million and an earn-out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.
6. In December 2005, the Company through its subsidiaries acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic) for an aggregate consideration of Rs. 1,157 Million and earn-out of Euro 26 Million to be determined and paid in future on financial targets being achieved over a 3 year period. The consideration paid was subject to certain working capital adjustments. In the period ended September 30, 2006, the Company has completed the working capital adjustments and paid an additional consideration of Rs. 69 Million, which has resulted in additional goodwill.
7. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended September 30, 2006 would have been lower by Rs. 18 Million & Rs. 15 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2006 would have been lower by Rs. 45 Million & Rs. 39 Million respectively.
Similarly, the profits before tax and profit after tax for the quarter ended September 30, 2005 would have been lower by Rs. 206 Million & Rs. 191 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2005 would have been lower by Rs. 419 Million & Rs. 388 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 million and Rs. 449 million respectively.
This would effectively increase the profit before and after tax in later years by similar amounts.
In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees.
In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005.
For the quarter ended September 30, 2006 the company recorded stock compensation expense of Rs. 448 Million in respect of these grants.
Notes to segment report continued:
Based on the performance of various other established brands in the market of similar products, and based on future economic benefits using reasonable and supportable assumptions that represent best estimate of the set of economic conditions that will exist over the useful life of the asset, the Company estimates that the useful life of the brand is 20 years. The brand is amortised on a straight line basis. Intangibles economic life includes period for which renewal of legal rights is virtually certain. Payment for non-compete is amortised over the period of the non-compete agreement.
15. In July 2006, the Company acquired 100% equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides Computer Aided Design and Engineering services.
The consideration includes upfront cash payment of Rs. 142 Million, a deferred cash payment of USD 3 Million and an earn-out to be determined and paid in the future based on financial targets being achieved over a period of 36 months.
Through this acquisition, the Company aims to strengthen its positions in mechanical engineering design and analysis service sector.
The purchase consideration has been allocated based on book value of assets / liabilities and goodwill of Rs. 512 Million has been recorded.
16. As at September 30, 2006, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware & Quantech are reported separately under ‘Acquisitions’.
17. As of September 30, 2006, forward contracts and options (including zero cost collars) to the extent of USD 160 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.
Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.
The exchange differences on the forward contracts and gain / loss on options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.
In respect of option/forward contracts which are not designated as hedge of highly probably forecasted transactions, realized/unrealized gain or loss are recognised in the profit and loss account of the respective periods.
As at September 30, 2006, the Company had forward / option contracts to sell USD 201 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a loss of Rs. 27 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
18. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before tax and profit after tax for the quarter ended September 30, 2006 would have been lower by Rs. 18 Million & Rs. 15 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2006 would have been lower by Rs. 45 Million & Rs. 39 Million respectively.
Similarly, the profits before tax and profit after tax for the quarter ended September 30, 2005 would have been lower by Rs. 206 Million & Rs. 191 Million respectively and the profit before tax and profit after tax for the six months ended September 30, 2005 would have been lower by Rs. 419 Million & Rs. 388 Million respectively. Profit before tax and profit after tax for the year ended March 31, 2006 would have been lower by Rs. 490 million and Rs. 449 million respectively.
This would effectively increase the profit before and after tax in later years by similar amounts.
In July 2005, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2005). The Company is authorized to issue up to 12,000,000 Restricted Stock Units (RSUs) under the plan to eligible employees.

In July 2006, the Company granted 2,482,560 RSUs under WRSUP 2004 and 918,130 options under WARSUP 2004. The Company also granted 3,556,466 options under WRSUP 2005.
For the quarter ended September 30, 2006 the company recorded stock compensation expense of Rs. 448 Million in respect of these grants.
19. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.
c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

By order of the board

Place: Bangalore	Azim H Premji
Date: October 18, 2006	Chairman
WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore — 560 035.
www.wipro.com